As filed with the Securities and Exchange Commission on January 3, 2005.       Registration No. 333-109013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

AUTONOMY CORPORATION plc

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of Autonomy Corporation plc	0 American Depositary Shares	--	$0	$0

EMM-767920_2

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

EMM-767920_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions on the right to transfer (if any), deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7, 8, 12 and 13

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement. – Previously filed.

b.1

Letter agreement dated September 11, 2003, among Autonomy Corporation plc, Deutsche Bank AG and The Bank of New York. – Previously filed.

b.2

Form of letter from the Depositary to the Issuer, relating to the pre-release of American Depositary Receipts. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of counsel. – Previously filed.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 31, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Autonomy Corporation plc.

By:

The Bank of New York,

As Depositary

By:

/s/ Andrew J. Zelter

       Andrew J. Zelter

       Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Autonomy Corporation plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Cambridge, England, on December 31, 2004.

AUTONOMY CORPORATION plc

By:  /s/ Andrew M. Kanter

        Name:  Andrew M. Kanter

        Title:  Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 31, 2004.

_______*___________________________

Chief Executive Officer and Director

Michael R. Lynch

(principal executive officer)

_______*___________________________

Chief Financial Officer and Director

Sushovan Hussain

(principal financial and accounting officer)

_______*___________________________

Director

Richard G. Gaunt

_______*___________________________

Director

Richard N. Perle

___________________________________

Director

Mark Opzoomer

___________________________________

Director

Barry Ariko

_______*___________________________

Director

John P. McMonigall

_______*___________________________

Chief Executive Officer of Autonomy US

Stouffer Egan

(authorized representative in the United States)

*  By:/s/ Andrew M. Kanter

          Andrew M. Kanter

          Attorney-in-fact

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466

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